August 2, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Apollo Gold Corporation
Request for Withdrawal of Form S-3/A
Ladies and Gentlemen:
     On behalf of Apollo Gold Corporation (the “Company”) and pursuant to rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make application to the Securities and Exchange Commission (the “Commission”) to withdraw our Form S-3/A filed on July 13, 2005 due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company’s registration statement which became effective on October 20, 2003.
     The Company’s registration statement on Form SB-2/A was transmitted to and accepted by the Commission on July 13, 2005 inadvertently using the wrong EDGAR form type, “S-3/A” rather than “S-3/A POSAM.” The accession number for the filing is 0001035704-05-000353. No securities were sold in connection with this registration statement.
     The Company intends to re-file its registration statement on Form S-3/A POSAM with the Commission under the correct EDGAR form type later today.
     Please call me with any questions at 303-534-3208.

Respectfully,
/s/ Melvyn Williams
Chief Financial and Principal Accounting Officer

5655 S. YOSEMITE STREET, SUITE 200 • GREENWOOD VILLAGE • CO • 80111-3220
720.886.9656 • FAX 720.482.0957